TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2004 & 2003

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2004 & 2003

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2004 & 2003

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2004 & 2003

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2004 & 2003

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	186,989,245	100	178,205,546	100

2	CURRENT ASSETS	40,758,085	22	38,977,528	22
3	CASH AND SHORT-TERM INVESTMENTS	9,623,354	5	10,135,145	6
4	ACCOUNTS RECEIVABLE, NET	17,132,853	9	17,988,328	10
5	OTHER ACCOUNTS RECEIVABLE, NET	3,528,058	2	2,401,092	1
6	INVENTORIES	1,013,303	1	1,078,625	1
7	OTHER CURRENT ASSETS	9,460,517	5	7,374,338	4
8	LONG - TERM	808,220	0	934,792	1
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	761,760	0	893,431	1
11	OTHER INVESTMENTS	46,460	0	41,361	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	120,372,410	64	129,231,897	73
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	305,080,751	163	293,103,473	164
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	185,684,402	99	169,554,681	95
17	CONSTRUCTIONS IN PROGRESS	976,061	1	5,683,105	3
18	DEFERRED ASSETS, NET	636,049	0	786,583	0
19	OTHER ASSETS	24,414,481	13	8,274,746	5

20	TOTAL LIABILITIES	106,765,572	100	109,948,856	100

21	CURRENT LIABILITIES	38,733,281	36	32,612,542	30
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,063,263	9	12,615,397	11
24	STOCK MARKET LOANS	8,982,616	8	0	0
25	TAXES PAYABLE	2,519,520	2	2,978,742	3
26	OTHER CURRENT LIABILITIES	17,167,882	16	17,018,403	15
27	LONG - TERM LIABILITIES	47,892,240	45	58,094,476	53
28	BANK LOANS	13,407,240	13	22,217,982	20
29	STOCK MARKET LOANS	34,485,000	32	35,876,494	33
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	20,140,051	19	15,021,149	14
32	OTHER LIABILITIES	0	0	4,220,689	4

33	CONSOLIDATED STOCKHOLDERS' EQUITY	80,223,673	100	68,256,690	100

34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	80,223,673	100	68,256,690	100
36	CONTRIBUTED CAPITAL	39,480,320	49	40,604,831	59
37	CAPITAL STOCK (NOMINAL)	298,325	0	316,014	0
38	RESTATEMENT OF CAPITAL STOCK	27,535,623	34	28,698,488	42
39	PREMIUM ON SALES OF SHARES	11,646,372	15	11,590,329	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	40,743,353	51	27,651,859	41
42	RETAINED EARNINGS AND CAPITAL RESERVE	98,099,088	122	95,289,989	140
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(62,853,097)	(78)	(72,828,778)	(107)
45	NET INCOME	5,497,362	7	5,190,648	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	9,623,354	100	10,135,145	100
46	CASH	1,064,397	11	1,133,688	11
47	SHORT-TERM INVESTMENTS	8,558,957	89	9,001,457	89

18	DEFERRED ASSETS, NET	636,049	100	786,583	100
48	AMORTIZED OR REDEEMED EXPENSES	585,793	92	627,554	80
49	GOODWILL	50,256	8	159,029	20
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	38,733,281	100	32,612,542	100
52	FOREIGN CURRENCY LIABILITIES	17,695,879	46	11,777,085	36
53	MEXICAN PESOS LIABILITIES	21,037,402	54	20,835,457	64

24	STOCK MARKET SHORT-TERM SECURITIES	8,982,616	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	8,982,616	100	0	0

26	OTHER CURRENT LIABILITIES	17,167,882	100	17,018,403	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	17,167,882	100	17,018,403	100

27	LONG - TERM LIABILITIES	47,892,240	100	58,094,476	100
59	FOREIGN CURRENCY LIABILITIES	40,492,240	85	49,795,472	86
60	MEXICAN PESOS LIABILITIES	7,400,000	15	8,299,004	14

29	STOCK MARKET LONG-TERM SECURITIES	34,485,000	100	35,876,494	100
61	BONDS	34,485,000	100	35,876,494	100
62	MEDIUM-TERM NOTES	0	0	0	0

30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	20,140,051	100	15,021,149	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	20,140,051	100	15,021,149	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	0	100	4,220,689	100
68	RESERVES	0	0	4,220,689	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(62,853,097)	100	(72,828,778)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,125,260)	21	(13,123,825)	18
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(49,727,837)	79	(59,704,953)	82

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,024,804	6,364,986
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	4,220,689
74	EXECUTIVES (*)	133	135
75	EMPLOYEES (*)	11,255	11,538
76	WORKERS (*)	50,292	51,706
77	OUTSTANDING SHARES (*)	11,933,015,972	12,640,562,715
78	REPURCHASE OF OWN SHARES (*)	179,573,700	136,539,010

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2004 & 2003 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	29,041,085	100	28,892,171	100
2	COST OF SALES AND SERVICES	14,945,220	51	14,913,711	52
3	GROSS INCOME	14,095,865	49	13,978,460	48
4	OPERATING COSTS	4,429,764	15	4,257,897	15
5	OPERATING INCOME	9,666,101	33	9,720,563	34
6	COMPREHENSIVE FINANCING COST	36,664	0	1,655,159	6
7	INCOME AFTER COMPREHENSIVE FINANCING COST	9,629,437	33	8,065,404	28
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	9,629,437	33	8,065,404	28
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,103,591	14	2,837,467	10
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,525,846	19	5,227,937	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(28,484)	0	(37,289)	0
13	INCOME FROM CONTINUOUS OPERATIONS	5,497,362	19	5,190,648	18
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	5,497,362	19	5,190,648	18
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	5,497,362	19	5,190,648	18
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	5,497,362	19	5,190,648	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	29,041,085	100	28,892,171	100
21	DOMESTIC	28,542,336	98	28,603,557	99
22	FOREIGN	498,749	2	288,614	1
23	TRANSLATION INTO DOLLARS (***)	44,951	0	25,203	0

6	COMPREHENSIVE FINANCING COST	36,664	100	1,655,159	100
24	INTEREST EXPENSE	1,318,256	3,596	436,252	26
25	EXCHANGE LOSS	0	0	2,207,749	133
26	INTEREST INCOME	289,601	790	324,685	20
27	EXCHANGE GAIN	316,629	864	0	0
28	INCOME DUE TO MONETARY POSITION	(675,362)	(1,842)	(664,157)	(40)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,103,591	100	2,837,467	100
32	INCOME TAX	3,711,886	90	2,327,028	82
33	DEFERRED INCOME TAX	(327,632)	(8)	(119,687)	(4)
34	EMPLOYEE PROFIT SHARING	719,337	18	630,126	22
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	29,041,084	28,892,170
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	118,843,071	119,084,050
39	OPERATING INCOME (**)	40,108,737	40,755,483
40	NET INCOME OF MAJORITY INTEREST (**)	23,111,183	19,780,132
41	NET INCOME (**)	23,111,183	19,780,132

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2004 & 2003 -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	29,041,085	100	28,892,171	100
2	COST OF SALES AND SERVICES	14,945,220	51	14,913,711	52
3	GROSS INCOME	14,095,865	49	13,978,460	48
4	OPERATING COST	4,429,764	15	4,257,897	15
5	OPERATING INCOME	9,666,101	33	9,720,563	34
6	COMPREHENSIVE FINANCING COST	36,664	0	1,655,159	6
7	INCOME AFTER COMPREHENSIVE FINANCING COST	9,629,437	33	8,065,404	28
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	9,629,437	33	8,065,404	28
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,103,591	14	2,837,467	10
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	5,525,846	19	5,227,937	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(28,484)	0	(37,289)	0
13	INCOME FROM CONTINUOUS OPERATIONS	5,497,362	19	5,190,648	18
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	5,497,362	19	5,190,648	18
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	5,497,362	19	5,190,648	18
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	5,497,362	19	5,190,648	18

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS FINANCIAL YEAR
		FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	29,041,085	100	28,892,171	100
21	DOMESTIC	28,542,336	98	28,603,557	99
22	FOREIGN	498,749	2	288,614	1
23	TRANSLATION INTO DOLLARS (***)	44,951	0	25,203	0

6	COMPREHENSIVE FINANCING COST	36,664	100	1,655,159	100
24	INTEREST EXPENSE	1,318,256	3,596	436,252	26
25	EXCHANGE LOSS	0	0	2,207,749	133
26	INTEREST INCOME	289,601	790	324,685	20
27	EXCHANGE GAIN	316,629	864	0	0
28	INCOME DUE TO MONETARY POSITION	(675,362)	(1,842)	(664,157)	(40)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,103,591	100	2,837,467	100
32	INCOME TAX	3,711,886	90	2,327,028	82
33	DEFERRED INCOME TAX	(327,632)	(8)	(119,687)	(4)
34	EMPLOYEE PROFIT SHARING	719,337	18	630,126	22
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2004 & 2003 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	5,497,362	5,190,648
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	4,756,476	5,059,187
3	CASH FLOW FROM NET INCOME FOR THE YEAR	10,253,838	10,249,835
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	415,924	(5,255,282)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	10,669,762	4,994,553
6	CASH FLOW FROM OUTSIDE FINANCING	(2,463,351)	865,216
7	CASH FLOW FROM OWN FINANCING	(5,224,667)	(4,169,238)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(7,688,018)	(3,304,022)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(3,707,662)	(5,028,354)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(725,918)	(3,337,823)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,349,272	13,472,968
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,623,354	10,135,145

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	4,756,476	5,059,187
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	5,055,623	5,141,585
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(299,147)	(82,398)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	415,924	(5,255,282)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	296,919	204,205
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(100,380)	109,170
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(1,310,194)	75,241
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,529,579	(5,643,898)

6	CASH FLOW FROM OUTSIDE FINANCING	(2,463,351)	865,216
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	512,042	203,295
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	1,827,355
27	(-) BANK FINANCING AMORTIZATION	(1,269,927)	(1,003,166)
28	(-) DEBT SECURITIES AMORTIZATION	(68,264)	(162,268)
29	(-) OTHER FINANCING AMORTIZATION	(1,637,202)	0

7	CASH FLOW FROM OWN FINANCING	(5,224,667)	(4,169,238)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(294,413)	(228,912)
31	(-) DIVIDENS PAID	(1,856,748)	(1,851,761)
32	+ PREMIUM ON SALE OF SHARES	54,788	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(3,128,294)	(2,088,565)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(3,707,662)	(5,028,354)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(1,895,728)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,768,659)	(866,752)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(43,275)	(4,161,602)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	18.93%		17.97%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	28.81%		28.98%
3	NET INCOME TO TOTAL ASSETS ( **)	12.36%		11.10%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.14%		8.96%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.29%		12.80%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.64	times	0.67	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.99	times	0.92	times
8	INVENTORIES ROTATION (**)	72.02	times	36.55	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	49	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.78%		7.60%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.10%		61.70%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.33	times	1.61	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.50%		56.00%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.79%		44.95%
15	OPERATING INCOME TO INTEREST EXPENSE	7.33	times	22.28	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.11	times	1.08	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.05	times	1.20	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.03	times	1.16	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.38	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.85%		31.08%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	35.31%		35.48%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	1.43%		(18.19)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	8.09	times	11.45	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	32.04%		(26.19)%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	67.96%		126.19%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	47.70%		17.24%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.89		$1.54	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.89		$1.54	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	6.72		$5.40	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.16		$0.15	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.83	times	3.19	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.07	times	11.18	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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First Quarter 2004

Results

Operating

  Lines in service increased 9.1%
  Internet access accounts increased 23.3%, almost half of this growth was due to Prodigy Infinitum
  In the data transmission business, line equivalents in operation increased 22.6%
  Local traffic increased 4.0%
  Interconnection traffic increased 13.1%
  DLD traffic increased 5.3%
  ILD incoming traffic increased 66.6% and ILD outgoing increased 7.4%

Financial

  Revenues rose to 29,041 million pesos, 0.5% higher than in 2003
  Net income rose to 5,497 million pesos, 5.9% higher than in 2003
  Earnings per share were 0.46 pesos and 0.83 dollars per ADR
  Total debt in dollars decreased 4.6% compared with the previous year
  Debt-to-capitalization ratio was 45.5% in March 2004

Operating results

Local

At the end of the first quarter, TELMEX had 16,082,761 fixed lines in service, an annual increase of 9.1% with a net addition of 399,497 lines. This gain was 37.8% higher than the first quarter of 2003.

In the first quarter, penetration of digital services, without including free voice mail (Buzon TELMEX) was 35.9%, 4.1 percentage points higher than the same quarter of last year. Total lines with at least one digital service were 5,773,702, 23.1% higher than in 2003. At March 31, there were 5,775,082 free voice mails (Buzon TELMEX) in operation, an increase of 884.3% compared with the previous year, and a penetration of 35.9% of lines in service.

During the quarter, 6,731 million local calls were made 4.0% higher than the same quarter of last year. Interconnection traffic totaled 6,862 million minutes during the quarter, 13.1% more than in the same period of the previous year.

Long distance

In the first quarter, domestic long distance traffic totaled 4,030 million minutes, 5.3% higher than the same period of 2003.

International long distance traffic surged in the first quarter by totaling 419 million of outgoing minutes and 895 million of incoming minutes, an increase of 7.4% and 66.6, respectively than same period of the previous year. The incoming-outgoing ratio was 2.1 compared with 1.4 registered last year

Data

At March 31, 2004 Internet service penetration (dial-up and broadband) in respect to total lines in service was 9.5%, 1.1 percentage points more than the same period of 2003. At the end of the first quarter, TELMEX had 1,521,334 Internet access accounts, an annual increase of 23.3%. The gain in accounts during the first quarter was 68,996.

In the first quarter, 49,599 users were added to broadband service Prodigy Infinitum (ADSL) (71.9% of the total gain of Internet users), reaching 228,892 services at the end of March, 134.4% more than the previous year. Prodigy Infinitum accounts represented 15.0% of total accounts in service.

In the corporate market of data transmission, TELMEX operated 2,463,922 line equivalents at the end of the quarter; an increase of 22.6% compared with the same period of last year. Data services offered by Uninet (Public Data Network) had a year-over-year increase of 48.1%. This increase demonstrates that companies are migrating from private networks to public data networks.

TELMEX Latin America

On February 24, the transaction for the acquisition of AT&T's assets in Latin America was closed. To date, we are working on the integration and standardization of these operations, as well as in the simplification of the administrative structure of each country.

Continuing with our expansion strategy in the region, we closed the following transaction in Argentina, that seeks synergies among the operations and also to provide TELMEX with an appropriate size in that strategic market. We acquired Techtel that recently closed a deal for the purchase of Metrored. Techtel is a company that provides data, Internet and voice transmission and Metrored operates metropolitan fiber optic rings and two data centers. These companies had revenues of 40.2 million dollars and net fixed assets of 74.7 million dollars in 2003. During the first quarter of 2004, these companies had revenues of 11.3 million dollars.

The combination of these assets with TELMEX Latin America is expected to create operating synergies and it will allow us to have a relative size in each country in order to be competitive. These acquisitions improved TELMEX's offer for commercial customers in the region.

Consolidated Financial Results

Revenues

In the first quarter of 2004, total revenues rose to 29,041 million pesos, an increase of 0.5%, compared with the same period of the previous year.

  Local: revenues were similar to the first quarter of 2003
  DLD: these revenues increased 0.9% in the first quarter.
  ILD: revenues increased 1.2% compared with the first quarter of 2003 mainly due to more incoming traffic.
  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 15.7% in the first quarter compared with the same period of 2003. These revenues were approximately 3,914 million pesos in the first quarter and represent 13.5% of total revenues.
  Interconnection: revenues decreased 0.4% compared with the first quarter of the previous year. This decrease was due to no changes in the rates of these services and lower dynamics in the growth of calling party pays traffic.
  Others: these revenues are mainly comprised by advertising sales of yellow pages as well as for sales in Tiendas TELMEX (TELMEX Stores) that increased 6.0% compared with the same period of the previous year.

Costs and Expenses

Costs and expenses totaled 19,375 million pesos in the quarter, an increase of 1.1% compared with the same period of the previous year.

  Cost of sales and services: increased 1.1% in the quarter due to higher maintenance expenses for local districts, more pages in Seccion Amarilla (Yellow Pages), as well as for the increase in electricity rates.

  Commercial, administrative and general expenses: increased 4.0% in the quarter due to charges related with the incorporation of the recently acquired Latin American subsidiaries, as well as maintenance expenses for information systems.

  Interconnection: increased 1.4% in the first quarter due to higher traffic made by telecommunications operators and cellular users through TELMEX's network.

  Depreciation and Amortization: decreased 1.7% in the first quarter.

EBITDA and Operating Income

EBITDA totaled 14,722 million pesos, 0.9% lower than the same period of 2003. Operating income totaled 9,666 million pesos, 0.6% lower than the same period of the previous year.

Comprehensive Financing Cost

Comprehensive financing cost was 37 million pesos during the first quarter due to a net exchange gain of 317 million pesos. Net Interest showed a charge of 1,029 million pesos and a net gain of 675 million pesos was generated in the monetary position.

Net Income

Net income totaled 5,497 million pesos, 5.9% higher than the same period of 2003.

Repurchase of Shares

From January 1st to March 31st, TELMEX repurchased 179,573,700 of its own shares representing 1.5% of outstanding shares at the end of December. TELMEX's earnings per share for the first quarter, based on the number of shares outstanding at period end, were 0.46 pesos.

Debt

Total debt, short-term and long-term equaled 6.001 billion dollars compared with 6.291 billion dollars in March 2003, a decrease of 4.6%. Without considering hedges, 86.9% of total debt was foreign-denominated and at the end of the quarter, currency hedges covered 865 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% and 900 million dollars with a fixed rate of 2.2%, with average maturities of 5 years for swaps denominated in pesos and 4 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 90.5% of total debt.

In March and the first weeks of April, TELMEX repurchased 163.5 million dollars (nominal value) of its convertible debt. Additionally, some investors carried out their right to convert this debt to ADRs for the amount of 5 million dollars (nominal value). At April 20, 2004 the balance of the convertible bond was 640.3 million dollars.

Conversion of MCI Bonds

On April 20, 2004, MCI (formerly known as WorldCom) was no longer under Chapter 11 of the Bankruptcy Law of the United States. At that same date, TELMEX had approximately 1,759 million dollars in debt bonds of this company in nominal terms, which, if converted, would be approximately 25.1 million shares.

Consolidation effect of subsidiaries in Latin America

The integration of TELMEX's subsidiaries in Latin America was carried out since February 24. Additional revenues of 178 million pesos and approximately 208 million pesos of operating expenses were recognized in the income statement.

Local Service Business
Income statements (Millions of Mexican constant pesos as of March 2004)	1Q2004	1Q2003	% Increase
Operating revenues
Access, rent and measured service	13,448	13,478	(0.2)
Recovery of LADA special projects	520	481	8.1
LADA interconnection	985	911	8.1
Interconnection with operators	278	276	0.7
Interconnection with cellular	4,095	4,120	(0.6)
Other	2,157	2,107	2.4
Total	21,483	21,373	0.5

Operating costs and expenses
Cost of sales and services	4,707	4,387	7.3
Commercial, administrative and general	3,582	3,600	(0.5)
Interconnection	3,114	3,074	1.3
Depreciation and amortization	3,312	3,410	(2.9)
Total	14,715	14,471	1.7

Operating income	6,768	6,902	(1.9)

EBITDA	10,080	10,312	(2.2)
EBITDA Margin (%)	46.9	48.2	(1.3)
Operating Margin (%)	31.5	32.3	(0.8)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the first quarter increased 0.5% compared with the same period of the previous year. This result was due to the increase in interconnection of TELMEX's long distance network (LADA interconnection) and interconnection from other long distance operators. Total local revenues were 21,483 million pesos.

Operating costs and expenses increased 1.7% compared with the first quarter of 2003. The increase was due to a higher cost of sales and services of approximately 320 million pesos, partially offset by lower depreciation and amortization in the quarter. Total operating costs and expenses were 14,715 million pesos.

In the quarter, operating income decreased 1.9% totaling 6,768 million pesos and EBITDA totaled 10,080 million pesos, 2.2% lower that the same period of 2003.

Long distance business
Income statements (Millions of Mexican constant pesos as of March 2004)	1Q2004	1Q2003	% Increase
Operating revenues
Domestic long distance	3,999	4,496	(11.1)
International long distance	1,772	1,735	2.1
Total	5,771	6,231	(7.4)

Operating costs and expenses
Cost of sales and services	1,080	1,152	(6.3)
Commercial, administrative and general	1,213	1,202	0.9
Interconnection to the local network	927	878	5.6
Cost of LADA special projects	485	460	5.4
Depreciation and amortization	690	713	(3.2)
Total	4,395	4,405	(0.2)

Operating income	1,376	1,826	(24.6)

EBITDA	2,066	2,539	(18.6)
EBITDA Margin (%)	35.8	40.7	(4.9)
Operating Margin (%)	23.8	29.3	(5.5)

Comments on Long Distance Financial Results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 7.4% in the first quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international long distance traffic. Total long distance revenues were 5,771 million pesos.

In the first quarter, the reductions of 72 million pesos in costs of sales and services and 23 million pesos in depreciation and amortization, offset the increase in the cost of interconnection and caused that total operating costs and expenses decreased 0.2% compared with the first quarter of 2003, totaling 4,395 million pesos.

Operating income decreased 24.6% and EBITDA decreased 18.6% in the first quarter totaling 1,376 and 2,066 million pesos, respectively.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Consolidated

Final printing

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S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the first quarter of 2004 by the specific index method and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 305,080,751	Ps. 341,246,156
Depreciation	(185,684,402)	(217,363,416)
Constructions in progress	976,061	1,018,518

Total	120,372,410	124,901,258

Results	4,997,500	5,474,359

S 18 DEFERRED ASSETS

At March 31, 2004, deferred assets rose to Ps. 636,049 that is comprised mainly by Ps. 585,793, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of Ps. 50,256 corresponds to goodwill that Telefonos de Mexico Group recognizes for share acquisitions of Teckmarketing and Multicom, that will be completely amortized in this year.

S 19 OTHER ASSETS

This item rose to $ 24,414,481 and $ 8,274,746 at March 31, 2004 and 2003, respectively, and is comprised by the following:

	2004	2003
Inventories	Ps. 1,360,660	Ps. 1,215,864
Intangible assets D-3	0	7,058,882
Projected net Asset D-3	23,053,821	0

INVENTORIES: are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

INTANGIBLE ASSETS: derived from the application of Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accounts (IMCP)

PROJECTED NET ASSET (D-3):

At March 31, 2004, the market value of the pensions and seniority premiums fund that is in trust, was higher than the accumulated benefit obligation (ABO), that in accordance with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, the recognition of an additional liability and the related intangible asset and effect on stockholders' equity was eliminated. At March 31, 2004, this item rose to $23,053,821.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

On June 11, 1999, The Company issued US $ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$29.5762 per ADS.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable bi-annually.

During the third and fourth quarter of 2003, Telmex made several purchases in the market of the convertible debentures for the amount of US$ 191.2 million. Additionally during March and April 2004, Telmex made several purchases of the convertible debentures for the amount of US$ 163.5 million.

Also, during the first quarter of 2004, some holders chose to convert their convertible debentures into ADR's for the amount of US $ 5 million.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable bi-annually. Additionally, on May 8, 2001 TELMEX issued additional senior notes for U.S.$500 million with the same characteristics.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million, face value (Ps. 4,250 million in 2001, face value) under the Ps. 10,000 million program authorized by the National Banking and Securities Commission. The unissued balance at March 31,2004, under this program is Ps. 2,550 million.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

S 26 OTHER CURRENT LIABILITIES

At March 31, 2004 and 2003, this item rose to Ps. 17,167,882 and Ps. 17,018,403 respectively and is comprised by the following concepts:
	2004	2003
Accounts payable	Ps. 10,516,148	Ps. 9,710,039
Accrued liabilities	5,408,973	5,945,050
Deferred credits	1,242,761	1,363,314

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

This item rose to $ 34,485,000 and $ 35,876,494 at March 31 2004, and 2003, respectively and is comprised by the following:
	2004	2003
Domestic Senior Notes	Ps 6,600,000	Ps. 7,777,055
Bonds	27,885,000	16,859,663
Convertible Debt	0	11,239,776

S 31 DEFERRED CREDITS

At March 31, 2004 and 2003, this item rose to Ps. 20,140,051 and Ps. 15,021,149, respectively and correspond to deferred taxes based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At March 31, 2003 this item rose to Ps. 4,220,689 and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 42 RETAINED EARNINGS

At March 31, 2004 and 2003, this item rose to Ps. 98,099,088 and Ps. 95,289,989, respectively and is comprised by the following concepts:
	2004	2003
Legal reserve	Ps. 16,897,076	Ps. 16,229,751
Unappropriated earnings of prior years	81,202,012	79,060,238

On March 1st, 2004 and April 29, 2003, the shareholders meeting approved an increase of Ps. 12,000,000 (nominal value) and Ps. 7,601,474 (nominal value) respectively, in the total authorized nominal amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 12,001,362 (nominal value) and Ps 10,000,000 (nominal value), respectively.

From January to March 2004, the Company acquired 179.1 million Series "L" shares for Ps. 3,414,541 (historical cost of Ps. 3,398,590) and 0.4 million Series "A" shares for Ps. 8,250 (historical cost of Ps. 8,206).

From January to March 2003, the Company acquired 135.5 million Series "L" shares for Ps. 2,299,829 (historical cost of Ps. 2,197,678) and 1.0 million Series "A" shares for Ps. 17,640 (historical cost of Ps. 16,843).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At March 31, 2004 and 2003, this item rose to Ps. (62,853,097) and Ps. (72,828,778), respectively and is comprised in the following manner:
	2004	2003
Accumulated monetary position loss	Ps. (13,125,260)	Ps. (13,123,825)
Result from holding non-monetary assets	(49,727,837)	(59,704,953)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees.

Pensions are determined based on employees benefits, the last year of service, years of service in the company and their age at the moment they retire.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes.

 The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At March 31, 2004 and 2003 this item rose to Ps. 4,540,489 and Ps. 7,829,922, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:
	2004	2003
Net income for the period	Ps. 5,497,362	Ps. 5,190,648
Result from holding non-monetary assets	(1,290,021)	4,287,381
Deferred income tax of the period	333,148	(1,461,895)
Effect of labor obligations	0	(186,212)
Comprehensive Income	4,540,489	7,829,922

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At March 31, 2004 and 2003, Telmex Group recognized net income of Ps. (327,632) and Ps. (119,687), respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the total cost of goods and services (Ref. R 2) between the inventory of goods for sale (Ref. S 6), fact that affects the result.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

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COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	29,894,965
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	7,196,516
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100	702,096	3,151,892
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100	28,636	516,295
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100	49	58
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100	769,645	849,995
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100	137,877	164,956
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100	19,397	116,793
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	68,028
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100	54	1,364
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	29,223
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	73,492
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	890,672
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	79,968
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	189,030
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,744
17	Telmex International, Inc.	Holding Company in the U S A.	4	100	202,570	237,343
18	Instituto Tecnológico de Telefonos de Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	259,945
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100	360,533	554,600
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	1,019,229
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	544,887
23	Telnicx, S.A. de C.V.	Managment of yellow pages	7,100,214	100	2,241,707	2,254,008
24	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100	62	69
25	Teninver, S.A. de C.V.	Investments in all types of businesses	4,120,049,760	100	6,094,053	6,499,784
26	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100	998,867	1,210,829

	Others Subsidiaries ( ) (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				30,290,790	55,806,689

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50	974,989	205,278
2	Technology Fund I, LLC	Communication services	500	50	20,898	16,853
3	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	459,124,621	45	459,125	416,131
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	95,687
5	TM & MS, LLC	Internet portal (T1MSN)	1	50	29,621	27,811
	Others Associates ( ) (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,564,653	761,760
	OTHER PERMANENT INVESTMENTS					46,460
	T O T A L					56,614,909

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type /	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
Institution				1 Year
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/05	2.16	0	0	0	0	0	0	0	0	31,655	0	19,134	0	0	0
ABN AMRO BANK (1)	14/03/08	2.59	0	0	0	0	0	0	0	0	877,095	0	877,095	877,095	646,048	0
BANAMEX AG. NY (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	5,959	1,002	4,010	3,007	0	0
BANCA SERFIN AG.NY (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	3,127	524	2,096	1,572	0	0
BBV ARGENTARIA S.A. (1)	22/12/07	1.91	0	0	0	0	0	0	0	0	179,425	0	179,425	179,425	179,425	0
BANCO INTERNAC SAG (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	847	143	570	428	0	0
BANCO SANTANDER CH NY (1)	27/11/08	1.36	0	0	0	0	0	0	0	0	28,482	0	28,482	28,482	28,482	3,147
BANK OF AMERICA (1)	14/04/06	1.41	0	0	0	0	0	0	0	0	155,977	0	120,500	20,604	0	0
BANK OF AMERICA (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	37,410	6,294	25,174	18,881	0	0
BARCLAYS BANK, BRUSS (1)	31/12/04	2.41	0	0	0	0	0	0	0	0	89,858	0	0	0	0	0
BARCLAYS BANK, BRUSS (1)	31/12/05	2.16	0	0	0	0	0	0	0	0	96,609	0	96,609	0	0	0
CITIBANK, N.A. (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	118,162	19,789	79,154	59,366	0	0
DEXIA BANK (1)	31/12/14	2.16	0	0	0	0	0	0	0	0	275,118	0	275,964	275,964	275,964	646,760
EXPORT DEVELOPMENT (1)	22/04/08	1.71	0	0	0	0	0	0	0	0	292,126	123,247	344,602	195,129	25,338	0
GOLDMAN SACHS INT. (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	8,320	1,400	5,599	4,199	0	0
JAPAN BANK FOR INT COOP (1)	10/10/11	2.25	0	0	0	0	0	0	0	0	0	0	477,678	477,678	477,678	1,910,712
JP MORGAN CHASE BANK (1) *	20/12/04	1.86	0	0	0	0	0	0	0	0	5,019,300	0	0	0	0	0
KREDITANSTALT FUR W. (1)	15/12/06	2.46	0	0	0	0	0	0	0	0	130,130	0	130,130	130,130	0	0
KREDITANSTALT FUR W. (1)	30/11/04	1.66	0	0	0	0	0	0	0	0	2,468	0	0	0	0	0
NATEXIS BANQUE (2)	31/03/22	2.00	0	0	0	0	0	0	0	0	12,799	7,497	20,296	20,296	20,296	207,522
NORDEA BANK FINLAND (1)	04/12/07	2.41	0	0	0	0	0	0	0	0	355,494	0	355,494	188,184	17,417	0
NORDEA BANK FINLAND (1)	09/11/04	2.66	0	0	0	0	0	0	0	0	103,732	0	0	0	0	0
NORDIC INVESTMENT BANK (1)	06/12/06	2.26	0	0	0	0	0	0	0	0	111,540	0	111,540	111,540	0	0
SKANDINAVISKA ENSKILDA (1)	28/02/10	2.59	0	0	0	0	0	0	0	0	74,670	3,891	78,562	78,562	78,562	86,345
SOCIETE GENERALE PARIS (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	6,555	1,103	4,411	3,308	0	0
SOCIETE GENERALE PARIS (1)	24/12/06	1.97	0	0	0	0	0	0	0	0	6,301	1,060	4,240	3,180	0	0
SOCIETE GENERALE PARIS (1)	14/05/07	1.91	0	0	0	0	0	0	0	0	48,970	0	21,321	860	15	0
THE BANK OF TOKYO-MIT (1)	28/12/08	2.51	0	0	0	0	0	0	0	0	314,994	0	314,994	314,994	314,994	45,957
ARRENDADORA CITIBANK (1)	25/06/04	2.16	0	0	64,669	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27/06/05	2.16	0	0	159,181	55,165	53,858	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	2.06	0	0	91,913	31,096	126,720	97,542	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	2.16	0	0	173,847	59,887	185,708	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/01/04	6.25	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/06	1.97	0	0	19,501	3,281	13,123	9,842	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/04	6.32	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26/06/06	2.04	0	0	216,847	73,662	301,733	77,240	0	0	0	0	0	0	0	0
TESORERIA DE LA FEDER (1)	24/12/06	1.97	0	0	38,220	6,420	25,680	19,260	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1)	23/08/04	3.16	0	0	0	0	0	0	0	0	4,970	0	0	0	0	0
VARIAS INSTITUCIONES (2)	01/06/13	10.95	0	0	0	0	0	0	0	0	9,346	2,185	47,479	29,407	30,125	54,897
TOTAL BANKS			500,000	800,000	764,178	229,511	706,822	203,884	0	0	8,401,439	168,135	3,624,559	3,022,291	2,094,344	2,955,340

STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
SENIOR NOTES DUE 2006 (2)	26/01/06	8.25	0	0	0	0	0	0	0	0	0	0	16,731,000	0	0	0
SENIOR NOTES DUE 2008 (2)	19/11/08	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,154,000
CONVERT. SECURIT DUE 04 (2)	15/06/04	4.25	0	0	0	0	0	0	0	0	8,132,616	0	0	0	0	0
CERT BURS. TMX 02-2 (4)	10/02/05	7.13	850,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS. TMX 02 (4)	09/02/07	7.03	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C. B. TMX 01, 02-3, 02-4 (2)	31/05/12	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS TMX 01-2 (4)	26/10/07	7.13	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			850,000	6,600,000	0	0	0	0	0	0	8,132,616	0	16,731,000	0	0	11,154,000

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			17,167,882	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			17,167,882	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			18,517,882	7,400,000	764,178	229,511	706,822	203,884	0	0	16,534,055	168,135	20,355,559	3,022,291	2,094,344	14,109,340

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.16 at March 31, 2004
  TIIE at 28 days is equivalent to 6.2500 at March 31, 2004
  CETES at 91 days is equivalent to 6.1300 at March 25, 2004
  CETES at 182 days is equivalent to 6.2300 at March 25, 2004

C.- * Syndicated Credit Administrative Agent

D.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

E.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31,2004 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	5,180,707	11.1540
EURO	22,136	13.7105

F- There are financings in Chilean pesos and Colombian pesos for an equivalent amount of $99, 017 thousand Mexican pesos

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL THOUSAND PESOS
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS
TOTAL ASSETS	775,143	8,645,949	0	0	8,645,949

LIABILITIES	5,180,742	57,785,999	36,051	402,120	58,188,119
SHORT-TERM LIABILITIES	1,583,160	17,658,567	3,345	37,312	17,695,879
LONG-TERM LIABILITIES	3,597,582	40,127,432	32,706	364,808	40,492,240
NET BALANCE	(4,405,599)	(49,140,050)	(36,051)	(402,120)	(49,542,170)

 NOTES:

At the end of the quarter the exchange rates were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	5,180,707	11.1540
EURO	22,136	13.7105

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	39,624,973	85,658,395	46,033,422	0.62	285,407
FEBRUARY	39,882,677	83,525,438	43,642,761	0.60	261,857
MARCH	40,488,616	86,043,360	45,554,744	0.34	154,886
ACTUALIZATION :	0	0	0	0.00	3,573
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(30,361)
TOTAL					675,362

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

---

FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE				0	0

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				13,712,934
LONG DISTANCE SERVICE				9,332,804
INTERCONNECTION				4,347,167
OTHERS				1,149,431
TOTAL				28,542,336

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				498,749

TOTAL				498,749
NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

---

ITEM	FIRST QUARTER 2004 Jan-Mar	USAGE	BUDGET
		%	2004

DATA	336,372	13.8	2,445,953
INTERNAL PLANT	548,783	12.7	4,312,125
OUTSIDE PLANT	595,766	11.5	5,183,525
TRANSMISSION NETWORK	140,919	4.0	3,525,566
SYSTEMS	10,163	1.0	1,065,127
OTHERS	136,656	5.0	2,740,635

TOTAL INVESTMENT	1,768,659	9.18	19,272,931

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

 Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.02500		260,069,004	0		260,069,004	6,502
AA	0.02500		4,063,417,276	0	4,063,417,276	0	101,585
L	0.02500		7,609,529,692	0		7,609,529,692	190,238
TOTAL	0.02500		11,933,015,972	0	4,063,417,276	7,869,598,696	298,325	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	11,933,015,972
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	179,573,700	18.9716		19.0319

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. CARLOS SLIM HELU AV. PASEO DE LAS PALMAS 750, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 25 49 00 55 20 15 10

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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SERIES:	ALL

POSITION:	CHAIRMAN OF THE BOARD
NAME:	ING. CARLOS SLIM ELU

POSITION:	BOARD PROPIETORS
NAME:	SR. EMILIO AZCARRAGA JEAN
NAME:	ING. JAIME CHICO PARDO
NAME:	ING. ANTONIO COSIO ARIÑO
NAME:	SR. MARK E. ROYSE
NAME:	MTRA. AMPARO ESPINOSA RUGARCIA
NAME:	ING. ELMER FRANCO MACIAS
NAME:	C.P. RAFAEL KALACH MIZRAHI
NAME:	LIC. ANGEL LOSADA MORENO
NAME:	SRITA. JANET M. DUNCAN
NAME:	LIC. RICARDO MARTIN BRINGAS
NAME:	SR. ROMULO O FARRIL JR.:
NAME:	C.P. JUAN ANTONIO PEREZ SIMON
NAME:	LIC. FERNANDO SENDEROS MESTRE
NAME:	LIC. CARLOS SLIM DOMIT
NAME:	LIC. MARCO ANTONIO SLIM DOMIT
NAME:	SR. JAMES W. CALLAWAY

POSITION:	BOARD ALTERNATES
NAME:	SR. JAIME ALVERDE GOYA
NAME:	LIC. CARLOS BERNAL VEREA
NAME:	SR. JORGE A. CHAPA SALAZAR
NAME:	ING. ANTONIO COSIO PANDO
NAME:	C.P. ANTONIO DEL VALLE RUIZ
NAME:	LIC. ARTURO ELIAS AYUB
NAME:	SRA. ANGELES ESPINOSA YGLESIAS
NAME:	SR. JORGE ESTEVE CAMPDERA
NAME:	ING. AGUSTIN FRANCO MACIAS
NAME:	C.P. HUMBERTO GUTIERREZ OLVERA Z.
NAME:	LIC. JOSE KURI HARFUSH
NAME:	LIC. FEDERICO LAFFAN FANO
NAME:	C.P. FRANCISCO MEDINA CHAVEZ
NAME:	ING. BERNARDO QUINTANA ISAAC
NAME:	LIC. PATRICK SLIM DOMIT
NAME:	LIC. FERNANDO SOLANA MORALES
NAME:	LIC. EDUARDO VALDES ACRA

POSITION:	STATUTORY AUDITOR
NAME:	C.P. ALBERTO TIBURCIO CELORIO

POSITION:	ALTERNATE STATUTORY AUDITOR
NAME:	C.P. FERNANDO ESPINOSA LOPEZ

POSITION:	SECRETARY OF BOARD OF DIRECTORS
NAME:	LIC. SERGIO MEDINA NORIEGA

POSITION:	ASISTANT SECRETARY
NAME:	LIC. RAFAEL ROBLES MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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 I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, APRIL 22, 2004.

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